                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

         For the fiscal year ended:  June 30, 2000

                                       OR

_ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

         For the transition period from:

         Commission file number 0-5888

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  Amended and Restated Waxman Industries, Inc.
                     Profit Sharing & 401(K) Retirement Plan

B. Name of issuer of the Securities held pursuant to the Plan and the address of its principal executive office:

                             Waxman Industries, Inc.
                                24460 Aurora Road
                           Bedford Heights, Ohio 44146

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN



                              FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2000 AND 1999
                             TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Waxman Industries, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Amended and Restated Waxman Industries, Inc. Profit Sharing & 401(K) Retirement Plan (the Plan) as of June 30, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended June 30, 2000, as listed in the accompanying index. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of June 30, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of June 30, 2000 (Schedule I), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Cleveland, Ohio,
December 13, 2000.

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

                                      INDEX

                             JUNE 30, 2000 AND 1999


Statements of Net Assets Available for Plan Benefits as of June 30, 2000 and
1999

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended June 30, 2000

Notes to Financial Statements

Schedule I - Item 4i - Schedule of Assets Held for Investment
        Purposes as of June 30, 2000

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                             AS OF                  AS OF
                                         JUNE 30, 2000          JUNE 30, 1999
                                         -------------          -------------
Assets:
Investments                                $1,776,393              $1,784,269
Participant Loans                              35,702                  30,199
Receivable:
      Participant                              25,916                       -
      Employer                                  9,048                       -
                                          -----------            ------------

Net assets available for plan benefits     $1,847,059              $1,814,468
                                          ===========            ============

The accompanying notes to financial statements are an integral part of these statements.

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                    PROFIT SHARING & 401(K) RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                         YEAR ENDED
                                                        JUNE 30, 2000
                                                        -------------

Additions:
  Additions to net assets attributed to:
     Investment income                                     $17,568
     Net appreciation in fair value of investments:         20,177
                                                         ---------
                                                            37,745
                                                         ---------

  Contributions:
     Participant                                           260,702
     Employer                                               90,025
     Rollover                                               14,918
                                                         ---------
                                                           365,645
                                                         ---------
     Total additions                                       403,390
                                                         ---------


Deductions:
Deductions from net assets attributed to:
   Benefits paid to participants                           370,069
   Administrative expenses                                     730
                                                         ---------
     Total deductions                                      370,799
                                                         ---------
     Net increase                                           32,591

Net assets available for plan benefits:
   Beginning of year                                     1,814,468
                                                         ---------
   End of year                                          $1,847,059
                                                         =========

The accompanying notes to financial statements are an integral part of this statement.

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                             JUNE 30, 2000 AND 1999


1. SUMMARY OF PLAN:
------------------

The following description of the Amended and Restated Waxman Industries, Inc. (the Company) Profit Sharing & 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

GENERAL

The Plan is a defined contribution profit sharing plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

TRUSTEE AND CUSTODIAN

The trustee and the custodian of the Plan are a committee designated by Waxman Industries, Inc. and Aetna Life Insurance and Annuity Company (Aetna), respectively. The Plan's custodian maintains all records of investment transactions and determines the valuation of the investment portfolio.

ELIGIBILITY

Certain employees of the Company and its subsidiaries are eligible to participate in the Plan provided they are at least 21 years of age and have completed three months of service with the Company, as defined in the plan agreement.

PARTICIPANT AND EMPLOYER CONTRIBUTIONS

Participants may defer up to 15% of their pretax compensation by making contributions to the Plan, subject to certain limitations. Participants may direct the allocation of their contributions to various investment options. Participants have the option to transfer cumulative balances, except those relating to prior Company contributions, between investment options.

The Company may make discretionary matching contributions to the Plan. Currently, the match is $.50 per every $1.00 contributed by the participant, with the maximum Company match being 4% of the participant's annual compensation, as defined in the plan agreement. The amount of the Company contributions made to the Plan is limited by the Internal Revenue Code and is determined at the discretion of the Board of Directors of the Company. Company contributions are allocated to the accounts of eligible participants, on a monthly basis, as established in Section 3.01 of the Plan.

PARTICIPANT ACCOUNTS AND VESTING

The Plan provides for the establishment and maintenance of several accounts for each participant which represent, in total, the participant's equity in the net assets of the Plan. The individual participant accounts distinguish funds attributable to participant deferral contributions and Company contributions made on the participant's behalf. Participant accounts are credited with the participant's allocation of investment earnings and are charged with the participant's allocation of transaction costs. Allocations are based on the ratio of the participant's balance in the fund to the total fund balance.

Participants are immediately vested in the value of their contributions plus earnings thereon. Participants vest in Company contributions plus earnings thereon ratably over five years of service and are fully vested after five years of service, as defined.

DISTRIBUTION OF BENEFITS

Distributions to participants generally commence at age 60, or earlier in cases of death or disability. The form of payment is designated by the participant. Earlier distributions of vested benefits may be made for participants who leave the Company prior to retirement.

PARTICIPANT LOANS

Participants may borrow from their accounts a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, as determined quarterly by the Plan's administrator, plus one percent. Interest rates on loans outstanding as of June 30, 2000 are between 8.5% and 9.5%. Principal and interest payments on participant loans are paid ratably through monthly payroll deductions.

FORFEITURES

Forfeitures are used to reduce the contributions of the Company or to pay the administrative expenses of the Plan, at the Company's discretion. In the current year, forfeitures amounted to $8,696. The balance of unused Forfeitures is $ 25,754. These funds will be used to reduce administrative expenses or reduce the employee match contribution.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at its discretion, subject to applicable Internal Revenue Service and ERISA regulations. The rights of all participants to benefits accrued prior to any such termination are nonforfeitable.

INVESTMENT OPTIONS

Investment options as of June 30, 2000 include the following:

AETNA FIXED ACCOUNT

Aetna Fixed Account is invested in interest-bearing contracts or other arrangements issued by life insurance companies or other financial institutions.

AETNA SERIES MONEY MARKET FUND

Aetna Series Money Market Fund is invested in high-quality money market instruments.

AETNA ASCENT FUND

Aetna Ascent Fund is invested primarily in equity securities with some fixed-income securities with the objective of capital appreciation.

AETNA CROSSROADS FUND

Aetna Crossroads Fund is invested primarily in equity securities with some fixed-income securities with the objective of income and capital appreciation (realized and unrealized).

AETNA LEGACY FUND

Aetna Legacy Fund is invested primarily in fixed-income securities with some equity securities with the objective of providing a consistent return with preservation of capital.

AETNA INDEX PLUS LARGE CAP FUND

Aetna Index Plus Large Cap Fund is invested in large cap equity securities with the objective of outperforming the S&P 500.

FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

Fidelity Advisor Growth Opportunities Fund is invested primarily in common stocks and securities convertible into common stocks.

NEUBERGER & BERMAN GENESIS TRUST

Neuberger & Berman Genesis Trust is invested primarily in common stocks of companies with small market capitalizations with the objective of capital appreciation.

NEUBERGER & BERMAN GUARDIAN TRUST

Neuberger & Berman Guardian Trust is invested primarily in common stocks of long-established, high-quality companies.

NEUBERGER & BERMAN FOCUS TRUST

Neuberger & Berman Focus Trust is invested primarily in value-oriented common stocks, selected from 13 multi-industry sectors of the economy, with no more than 6 sectors selected which are believed to be undervalued.

TEMPLETON FOREIGN FUND

Templeton Foreign Fund is invested primarily in equity securities and debt obligations of companies and governments located outside the United States with the objective of long-term capital growth.

JANUS WORLDWIDE FUND

Janus Worldwide Fund is invested primarily in common stocks on a worldwide basis in companies and organizations of any size, regardless of country of organization or place of principal business activity with the objective of long term growth of capital.

JANUS FLEXIBLE INCOME FUND

Janus Flexible Income Fund is invested primarily in a wide variety of income-producing securities such as corporate bonds and notes, government securities, preferred stocks, income-producing common stocks and debt securities that are convertible or exchangeable into equity securities.

WAXMAN INDUSTRIES, INC. COMMON STOCK

Waxman Industries, Inc. Common Stock is invested only in common stock of the Company.


The following investment options make up 5% or greater of the total net assets available for plan benefits as of June 30, 2000:

             Aetna Fixed Account                                  $ 262,732
             Aetna Ascent Fund                                    $ 170,729
             Aetna Crossroads Fund                                $ 200,666
             Aetna Index Plus Large Cap Fund                      $ 344,280
             Aetna Series Money Market Fund                       $  97,115
             Neuberger & Berman Genesis Trust                     $ 106,461
             Fidelity Advisor Growth Opportunities Fund           $ 218,918
             Templeton Foreign Fund                               $ 119,726

During the year ended June 30, 2000, the Plan's investment options appreciated (depreciated) in value, as follows:

             Aetna Series Money Market Fund                           4,476
             Aetna Ascent Fund                                        9,561
             Aetna Crossroads Fund                                   11,167
             Aetna Legacy Fund                                        1,331
             Aetna Index Plus Large Cap Fund                         29,556
             Fidelity Advisor Growth Opportunities Fund             (17,991)
             Neuberger & Berman Genesis Trust                        14,238
             Neuberger & Berman Guardian Trust                       (6,053)
             Neuberger & Berman Focus Trust                           4,794
             Templeton Foreign Fund                                  11,805
             Janus Worldwide Fund                                     6,560
             Janus Flexible Income Fund                                  35
             Waxman Industries, Inc. Common Stock                   (49,302)
                                                                  ----------
                                                                  $  20,177
                                                                  ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSES

Fees of the custodian, legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various investment transactions are paid directly by the Plan and are reflected in the accompanying statement of changes in net assets available for plan benefits.

INVESTMENTS

The investments of the Plan are maintained by Aetna. Except for the Aetna Fixed Account (Note 3), investments are valued at their market values in the accompanying financial statements. In general, market values are estimated by Aetna based on market conditions and the characteristics of the funds' holdings, such as quality ratings, quotations obtained from national securities exchanges, brokerage houses or other investment authorities. The investment vehicles are credited with actual earnings on the underlying investments and charged for distributions and transaction costs on a daily basis. As a result, the records of Aetna are based solely on the market values of the investments. Therefore, the accompanying statement of changes in net assets available for plan benefits does not reflect separate accounting for unrealized appreciation or depreciation of investments, investment earnings and realized gains or losses.

3. INVESTMENT CONTRACTS:
-----------------------

The Aetna Fixed Account invests in investment contracts that are fully benefit-responsive. In accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, " Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," the Plan values these investment contracts at contract value. As of June 30, 2000, the contract value of these investment contracts approximates fair value. The average yield for the investment contracts was 5.61% for the period from July 1, 1999 to June 30, 2000 and the crediting interest rate as of June 30, 2000 was 5.60%.

4. TAX STATUS:
-------------

The Plan obtained its latest determination letter on November 21, 1996, in which the Internal Revenue Service stated that the Plan, as amended and restated, was in compliance with the applicable requirements of the Internal Revenue Code to qualify for tax exempt status.

The Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of June 30, 2000. Accordingly, income taxes have not been provided in the accompanying financial statements. Annually, informational returns are prepared and filed with the Internal Revenue Service.

5. INFORMATION CERTIFIED BY THE CUSTODIAN:
-----------------------------------------

Information on investments held and their market/contract values, as presented in the accompanying statements of net assets available for plan benefits, and on interest income and investment depreciation, as presented in the accompanying statement of changes in net assets available for plan benefits, has been certified by the custodian as being accurate and complete.

6. PARTY-IN-INTEREST TRANSACTIONS:
---------------------------------

There were no prohibited transactions with a party in interest, as defined by ERISA.

                                                                     SCHEDULE I

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

            ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 2000

                   EMPLOYER IDENTIFICATION NUMBER: 34-0899894

                                PLAN NUMBER: 001


      IDENTITY OF                                                                                              MARKET/
        ISSUER                                      DESCRIPTION OF INVESTMENT                              CONTRACT VALUE
------------------------    --------------------------------------------------------------------------    ------------------

Waxman                      184,324 shares of Waxman Industries, Inc. Common
Industries:*                Stock                                                                                   $46,366
Aetna: *                    Aetna Fixed Account                                                                     262,732

                            Aetna Series Money Market Fund                                                           97,115

                            Aetna Ascent Fund                                                                       170,729

                            Aetna Crossroads Fund                                                                   200,666

                            Aetna Legacy Fund                                                                        25,977

                            Aetna Index Plus Large Cap Fund                                                         344,280

                            Fidelity Advisor Growth Opportunities Fund                                              218,918

                            Neuberger & Berman Genesis Trust                                                        106,461

                            Neuberger & Berman Guardian Trust                                                        65,616

                            Neuberger & Berman Focus Trust                                                           35,352

                            Templeton Foreign Fund                                                                  119,726

                            Janus Worldwide Fund                                                                     78,361

                            Janus Flexible Income Fund                                                                4,094
Participant
Loans: *                    Participant Loans (8.5% to 9.5% interest rates)                                          35,702
                                                                                                                 ----------
                                                                                                                 $1,812,095
                                                                                                                 ==========

              * Indicates a party in interest
The accompanying notes to financial statements are an integral part of this schedule.